

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 4, 2018

Duston M. Williams
Chief Financial Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

> **Re: Nutanix, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2017**
> **Filed September 18, 2017**
> **File No. 001-37883**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Tyler Wall – Chief Legal Officer